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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13D - 101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3) *

                           METRETEK TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    59159Q107
                                    ---------
                                 (CUSIP Number)


                                W. PHILLIP MARCUM
                           METRETEK TECHNOLOGIES, INC.
                        600 17TH STREET, SUITE 800 NORTH
                                DENVER, CO 80202
                                 (303) 416-9200
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JUNE 19, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d - 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  59159Q107                                          PAGE 2 OF 7 PAGES

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    1      NAME OF REPORTING PERSON
           W. Phillip Marcum
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
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 NUMBER OF SHARES     7    SOLE VOTING POWER
  BENEFICIALLY             337,301
 OWNED BY EACH      ------------------------------------------------------------
REPORTING PERSON      8    SHARED VOTING POWER
      WITH                 0
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           337,301
                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           337,301
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.38%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------




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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the common stock, par value $.01 per share ("Common Stock"), of Metretek Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 17th Street, Suite 800 North, Denver, Colorado 80202. This Amendment No. 3 amends the Schedule 13D, and amendments thereto, previously filed by W. Phillip Marcum.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this Amendment No. 3 is W. Phillip Marcum (the "Reporting Person").

         (b) The business address of the Reporting Person is 600 17th Street, Suite 800 North, Denver, Colorado 80202.

         (c) The present principal occupation of the Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer, Metretek Technologies, Inc., 600 17th Street, Suite 800 North, Denver, Colorado 80202.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From December 9, 1999 through February 4, 2000, subsequent to the Reporting Person's filing of Amendment No. 2 to Schedule 13D, the Issuer issued, among other securities, an aggregate of 1,400,000 shares of Common Stock. As a result of such issuances, the Reporting Person's beneficial ownership of Common Stock declined below 5% of the Common Stock.

         On May 18, 2001, the Reporting Person purchased 23,026 shares of Common Stock through the Issuer's 401(k) Plan at a price of $1.60 per share.

         On June 19, 2001, the Reporting Person was granted options to purchase 200,000 shares of Common Stock, of which 66,667 stock options vested on the date of grant. These stock options vest in three equal annual installments: one-third (1/3) on the date of grant; one-third (1/3) on the first anniversary of the date of grant; and one-third (1/3) on the second anniversary of the date of grant. The


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stock options are exercisable at a purchase price of $1.50 per share, and expire ten (10) years after the date of grant.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes.

     Depending upon market conditions and other factors that the Reporting Person may deem material to an investment decision (including, but not limited to, market conditions, price and availability of shares of Common Stock, subsequent developments affecting the Company's condition, general stock market and economic conditions and tax and estate planning considerations), the Reporting Person may from time to time in the future acquire beneficial ownership of additional shares of Common Stock or securities convertible into shares of Common Stock or dispose of any shares of Common Stock beneficially owned by him in open market or privately negotiated transactions or otherwise. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as Chairman of the Board, President and Chief Executive Officer of the Issuer, the Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

     Other than as set forth above, the Reporting Person does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to change his plans and intentions at any time he deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of June 19, 2001, the Reporting Person beneficially owned 337,301 shares of Common Stock, which represented 5.38% of the issued and outstanding shares of Common Stock of the Issuer (based upon 6,077,074 shares of Common Stock issued and outstanding as of such date, plus exercisable options to purchase 186,667 shares of Common Stock held by the Reporting Person, but not including options to purchase 133,333 shares of Common Stock held by the Reporting Person that are not exercisable within 60 days of such date).

         (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all shares of Common Stock beneficially owned by him, other than shares of Common Stock underlying unexercised options.

         (c) During the past 60 days, the Reporting Person has not effected any transactions in Common Stock, except for the transactions identified in Item 3 above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     The Reporting Person has the right to acquire 186,667 shares of Common Stock upon the exercise of currently exercisable options pursuant to the Issuer's 1991 Stock Option Plan and the Issuer's 1998 Stock Incentive Plan, as amended (the "1998 Plan"). These currently exercisable options are exercisable at $1.50 per share (for 66,667 shares) and $2.00 per share (for 120,000 shares) and expire at various times between 2002 and 2011. The Reporting Person will have the right to acquire an additional 133,333 shares of Common Stock upon the exercise of options pursuant to the 1998 Plan, after such options vest and become exercisable as described in Item 3 above. Such currently non-exercisable options, once vested, will be exercisable at an exercise price of $1.50 per share and will expire in 2011.

     Pursuant to the Employment Agreement, dated June 11, 1991, as amended, between the Reporting Person and the Issuer, upon the termination of the employment of the Reporting Person for any reason whatsoever, the Reporting Person has the right to require the Issuer to repurchase up to 10,000 shares of Common Stock held by him on the date of termination at the "Fair Market Value" of such shares of Common Stock on the date of receipt by the Issuer of a written repurchase notice. For purposes of the Employment Agreement, the "Fair Market Value" of his shares shall be the average closing bid price of the shares of Common Stock over the 20 trading days preceding the date of notice.

     In addition, pursuant to the Reporting Person's Employment Agreement, the Issuer is required to establish an Incentive Compensation Fund, to be administered by the Compensation Committee of the Board of Directors of the Issuer, to provide for incentive compensation to be paid by each officer or employee (including the Reporting Person) deemed by the Compensation Committee to have made a substantial contribution to the Issuer in the event of a change of control of the Issuer or of the sale of substantially all of the assets of the Issuer or similar transactions. The total amounts of incentive compensation from the fund available for distribution will be determined by a formula based on the amount by which the Fair Market Value per share of the Common Stock exceeds $10.08, multiplied by a factor ranging from 10-20% depending upon the ratio of the Fair Market Value to $10.08. In the case of the sale of the significant subsidiary of the Issuer or substantially all of the assets of a significant subsidiary, a similar pro-rata distribution is required.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies or otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Employment Agreement, dated as of June 11, 1991, between the Issuer and W. Phillip Marcum (Incorporated by reference to
                Exhibit 10.4 to the Issuer's Registration Statement on Form S-18, Registration No. 33-44558).

        2. Amendment No. 1 to the Employment Agreement, dated as of June 27, 1997, between the Issuer and W. Phillip Marcum (Incorporated by reference to Exhibit 10.1 to the


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                Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).

        3. Amendment No. 2 to Employment Agreement, dated as of December 3, 1998, by and between the Issuer and W. Phillip Marcum (Incorporated by reference to Exhibit 10.5 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31,
                1998).

        4. Amendment No. 3 to Employment Agreement, dated as of January 1, 2000, by and between the Issuer and W. Phillip Marcum (Incorporated by reference to Exhibit 10.6 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31,
                1999).

        5. Marcum Natural Gas Services, Inc. 1991 Stock Option Plan, as amended and restated December 5, 1996 (Incorporated by reference to Exhibit 10.2 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1996).

        6. Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended and restated June 11, 2001 (Incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement in Form S-8, Registration No. 333-62714).



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 28, 2001                     /s/ W. Phillip Marcum
                                          -----------------------------------
                                          W. Phillip Marcum





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